UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated January 26, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

As a continuation of the communication filed on January 10th, 2024 as a consequence of the Gotham report, Grifols wants to inform of the following:

The Company filed a lawsuit in the United States District Court for the Southern District of New York against Daniel Yu, Gotham City Research LLC, General Industrial Partners LLP, Cyrus de Weck, and their affiliates (the "Defendants") to seek redress for the financial and reputational damages caused to the Company and its stakeholders as a consequence of the Defendants’ actions. The complaint alleges that the Defendants amassed a large short position in Grifols, and then published and circulated a report with false statements about Grifols' accounting, disclosures, financial condition, and integrity.

The Company is seeking injunctive and monetary relief through this lawsuit and intends to hold Defendants fully accountable for their wrongful conduct alleged in the complaint.

In Barcelona, on January 26, 2024

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  January 26, 2024